UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

Commission File Number: 001-31931

(Check one)

☐ Form 10-K        ☐ Form 20-F         ☒     Form 11-K     ☐ Form 10-Q      ☐ Form 10-D        ☐  Form N-SAR       ☐ Form N-CSR

For period ended December 31, 2004

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the transition period ended

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

     Full name of registrant Levitt Corporation Security Plus Plan

     Former name if applicable

     Address of principal executive office (Street and Number) 2100 West Cypress Creek Road

     City, State and Zip Code Fort Lauderdale, Florida 33309

PART II
RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Due to a delay in the receipt of certain information from the third party administrator of the Levitt Corporation Security Plus Plan (the “Plan”), the financial statements of the Plan for the year ended December 31, 2004 and corresponding audit will not be completed in time to file the Plan’s Annual Report on Form 11-K by its due date. The Plan expects to file the Form 11-K on or before July 14, 2005.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

George P. Scanlon	954	940-4954

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Levitt Corporation Security Plus Plan
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

LEVITT CORPORATION SECURITY PLUS PLAN
Date: June 30, 2005	By:	/s/ George P. Scanlon
George P. Scanlon,
Executive Vice President and Chief Financial Officer of Levitt Corporation and Chairman of the Plan Committee